Exhibit 99.53

VERSES AI INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2023 and 2022

(Expressed in United States dollars)

VERSES AI INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in United States dollars)

As of	Notes	June 30, 2023 (Unaudited)	March 31, 2023 (Audited)

ASSETS
CURRENT
Cash		$6,218,369	$4,397,281
Accounts receivable		119,827	35,000
Due from related parties	10	1,018,448	866,688
Contract assets and unbilled revenue	5	1,275,954	1,350,435
Tax receivable		253,319	204,815
Prepaid expenses	16	1,890,929	1,442,677
Deferred financing costs		106,536	-
		10,883,382	8,296,896
Equipment	17	252,938	234,840
Right-of-use asset	18	79,281	109,011
TOTAL ASSETS		$11,215,601	$8,640,747

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	6, 10	$2,071,630	$1,249,299
Deferred revenue		65,000	65,000
Restricted share unit liability	8	503,606	302,537
Lease liability| | | | |	19	77,292	108,873
Convertible debentures	15	5,475,203	4,905,334
SAFE	9	1,025,000	1,025,000
		9,217,731	7,656,043

Loans payable	7	142,728	143,331
TOTAL LIABILITIES		9,360,459	7,799,374

SHAREHOLDERS’ EQUITY
Share capital	12	38,676,161	30,264,179
Contributed surplus	8, 14	5,661,562	5,606,507
Obligation to issue shares	12	780,791	83,456
Accumulated other comprehensive loss		(648,627)	(636,527)
Deficit		(42,614,745)	(34,476,242)
TOTAL SHAREHOLDERS’ EQUITY		1,855,142	841,373

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$11,215,601	$8,640,747

Approved and authorized for issue on behalf of the Board on August 14, 2023.

“Gabriel Rene”	“Dan Mapes”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

VERSES AI INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

		Period ended June 30,
	Notes	2023	2022

REVENUE	4	$275,519	$373,519
COST OF REVENUE		(269,070)	(273,785)
		6,449	99,734

EXPENSES
Accounting fees		114,637	228,089
Consulting fees		834,798	195,614
Depreciation	17, 18	60,810	56,527
Investor relations		622,449	46,912
Legal fees		348,588	336,070
Management fees	10	-	288,436
Marketing		1,442,622	709,130
Office and general		347,953	235,475
Personnel expenses	10	691,366	560,799
Rent		2,220	2,220
Research and development		1,981,374	1,297,222
Share based payments	8, 10	1,046,212	1,063,241
Travel and meals		229,894	346,107
		(7,722,923)	(5,365,842)

OTHER ITEMS:
Interest expense	7, 19	(286,200)	(6,388)
Accretion expense	15	(167,829)	-
Other income	20	32,000	13,702
Grant income	3	-	71,567

NET LOSS		(8,138,503)	(5,187,227)
Foreign exchange difference		(12,100)	(861)

NET COMPREHENSIVE LOSS		$(8,150,603)	$(5,188,088)

Loss Per Class A Subordinate Voting Shares - Basic and Diluted		$(0.07)	$(0.05)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted		$(0.41)	$(0.32)
Weighted Average Number of Class A Subordinate Voting Shares - Basic and Diluted		60,534,137	40,382,512
Weighted Average Number of Class B Proportionate Voting Shares - Basic and Diluted		10,000,000	10,000,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

VERSES AI INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

	Number of Class B Common Shares	Number of Class A Common Shares	Share Capital	Contributed Surplus	Obligation to Issue Shares	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity
Balance, March 31, 2022	10,000,000	40,382,512	$20,384,147	$1,583,782	$-	$(234,186)	$(15,017,804)	$6,715,939

Issuance of restricted share units	-	-	-	7,076	-	-	-	7,076
Stock options granted	-	-	-	1,056,165	-	-	-	1,056,165
Issuance of warrants for services	-	-	-	371,507	-	-	-	371,507
Net loss	-	-	-	-	-	(861)	(5,187,227)	(5,188,088)

Balance, June 30, 2022	10,000,000	40,382,512	20,384,147	3,018,530	-	(235,047)	(20,205,031)	2,962,599

Stock options granted	-	-	-	1,340,290	-	-	-	1,340,290
Issuance of units for cash	-	14,907,030	11,333,681	231,302	-	-	-	11,564,983
Private placement issuance costs	-	291,325	(1,629,988)	807,214	-	-	-	(822,774)
Exercise of options and warrants	-	225,070	176,339	(50,065)	-	-	-	126,274
Subscriptions received	-	-	-	-	83,456	-	-	83,456
Convertible debentures equity component, net of issuance costs	-	-	-	86,465	-	-	-	86,465
Convertible debentures issuance costs	-	-	-	172,771	-	-	-	172,771
Foreign exchange difference	-	-	-	-	-	(401,480)	-	(401,480)
Net loss	-	-	-	-	-	-	(14,271,211)	(14,271,211)

Balance, March 31, 2023	10,000,000	55,805,937	30,264,179	5,606,507	83,456	(636,527)	(34,476,242)	841,373

Exercise of options and warrants	-	10,416,876	8,411,982	(792,454)	(83,456)	-	-	7,536,072
Stock options granted	-	-	-	406,905	-	-	-	406,905
Modification of finders’ warrants	-	-	-	440,604	-	-	-	440,604
Subscriptions received	-	-	-	-	780,791	-	-	780,791
Net loss	-	-	-	-	-	(12,100)	(8,138,503)	(8,150,603)

Balance, June 30, 2023	10,000,000	66,222,813	$38,676,161	$5,661,562	$780,791	$(648,627)	$(42,614,745)	$1,855,142

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

VERSES AI INC.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

For the year ended	June 30, 2023	June 30, 2022
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss for the period	$(8,138,503)	$(5,187,227)
Items not involving cash
Depreciation	60,810	56,527
SAFE issued for advisory services	-	25,000
Foreign exchange effect on convertible debenture	121,895	-
Interest and accretion expense	454,029	6,388
Issuance of warrants for services	-	371,507
Share based payments	1,046,212	1,063,241
	(6,455,557)	(3,664,564)

Net changes in non-cash working capital items:
Accounts receivable	(84,827)	(70,481)
Due from related parties	(151,760)	-
Contract assets and unbilled revenue	74,481	(360,736)
Tax receivable	(48,504)	(21,932)
Prepaid expenses	(448,252)	(375,930)
Deferred financing costs	(106,536)	-
Accounts payable and accrued liabilities	822,331	929,562
Deferred grant	-	(74,321)
Net cash used in operating activities	(6,398,624)	(3,638,402)

INVESTING ACTIVITIES
Investment in equipment	(49,178)	(120,014)
Net cash provided (used in) investing activities	(49,178)	(120,014)

FINANCING ACTIVITIES
Repayments of loans	(1,938)	(1,938)
Proceeds from issuance of equity instruments	7,536,072	-
Shares received in advance	780,791	-
Lease payments	(33,935)	(32,855)
Net cash provided by (used in) financing activities	8,280,990	(34,793)

Foreign exchange effect on cash	(12,100)	(861)

Net change in cash during the period	1,821,088	(3,794,070)
Cash, beginning of the period	4,397,281	6,463,991

Cash, end of the period	$6,218,369	$2,669,921

Supplemental cash flow information (note 23).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

1.	NATURE OF BUSINESS AND GOING CONCERN

Chromos Capital Corp. was incorporated under the Business Corporations Act (British Columbia) on November 19, 2020. On June 17, 2021, Chromos Capital Corp. changed its name to Verses Technologies Inc. On March 31, 2023, Verses Technologies Inc. changed its name to Verses AI Inc. (“VAI”, “VERSES” or the “Company”).

On June 28, 2022, the Subordinate Class A shares of the Company were listed and started trading on the CBOE Canada (“CBOE”) (“Listing”) under the symbol “VERS”.

On October 4, 2022, the Company announced that the Company’s Class A shares have commenced trading on the OTCQX® Best Market, an over-the-counter public market in the United States, under the ticker symbol “VRSSF”. VERSES will continue to trade on the CBOE Exchange in Canada, as its primary listing under the symbol “VERS.”

The Company’s head office and registered and records office is located at 205 - 810 Quayside Drive, New Westminster, British Columbia, V3M 6B9 Canada.

For the three months ended June 30, 2023, the Company incurred a net loss of $8,138,503 (2022 - $5,187,227) which was funded by the issuance of shares. As of June 30, 2023, the Company has an accumulated deficit of $42,614,745 (March 31, 2023 - $34,476,242). The Company’s ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

The necessity that the Company raise sufficient funds to carry out its growth plans are conditional, in part, on the continuation of its agreements and investor support. The material uncertainty raised by these events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not give effect to any adjustments, which would be necessary should the Company be unable to continue as a going concern. In such circumstances, the Company would be required to realize its assets and discharge its liabilities outside of the normal course of business, and the amounts realized could differ materially from those reflected in the accompanying condensed consolidated interim financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed consolidated interim financial statements were authorized for issue in accordance with a resolution from the Board of Directors on August 14, 2023.

b)	Basis of preparation

These condensed consolidated interim financial statements have been prepared on the historical cost basis, using the accrual basis of accounting, except for cash flow information and certain financial instruments, which are measured at fair value. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual consolidated financial statements as of March 31, 2023. The condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended March 31, 2023.

6

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The results of the subsidiaries will continue to be included in the condensed consolidated interim financial statements of the Company until the date that the Company’s control over the subsidiaries ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Details of the Company’s principal subsidiaries at June 30, 2023 and March 31, 2023 are as follows:

Name	Place of Incorporation	June 30, 2023 Interest	March 31, 2023 Interest
Verses Technologies USA, Inc. (“VTU”)	Wyoming, USA	100%	100%
Verses Operations Canada Inc. (“VOC”)	British Columbia, Canada	100%	100%
Verses Logistics Inc. (“VLOG”)	Wyoming, USA	100%	100%
Verses Realities Inc. (“VRI”)	Wyoming, USA	100%	100%
Verses Inc. (“VINC”)	Wyoming, USA	100%	100%
Verses Health Inc. (“VHE”)	Wyoming, USA	100%	100%
Verses Global BV (“VBV”)	Netherlands	100%	100%

d)	Significant accounting estimates and judgments

The preparation of these condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period. These condensed consolidated interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes could differ from these estimates.

The significant judgements made by management in the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the annual audited consolidated financial statements for the year ended March 31, 2023.

3.	DEFERRED GRANT

The Company’s subsidiary, Verses Global BV, entered into a grant agreement (alongside other beneficiaries) with the INEA, which is delegated under the European Commission, to provide technical expertise on geospatial infrastructure. The maximum grant amount receivable is $1,031,588 (€948,848).

Under the grant agreement, Verses Global BV received $877,205 (€806,848) during the years ended March 31, 2021, and March 31, 2023, upon the execution of the agreement. The funds under this agreement are to reimburse the Company for amounts spent on the project. The Company is required to submit their costs related to the project and only approved expenses under the project are reimbursed.

The Company is eligible to receive $154,382 (€142,000) in grant income subsequent to the period ended June 30, 2023.

7

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

4.	REVENUE

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15.

	Three months ended
	June 30,
	2023	2022
Recognized at a point in time	$-	$98,000
Recognized over the duration of contracts	275,519	275,519
Total	$275,519	$373,519

Contracts with an expected duration of greater than a year contain performance obligations which are not yet satisfied in an amount of $4,980,536 as of June 30, 2023 (March 31, 2023 - $5,256,055). The remaining allocated transaction price will be recognized as revenue as performance obligations are completed.

5.	CONTRACT ASSETS AND UNBILLED REVENUE

The Company’s contract assets and unbilled revenues are summarized as follows:

	Contract assets	Unbilled revenue	Total
Balance, March 31, 2022	$263,194	$1,138,841	$1,402,035
Additions	(106,704)	55,104	(51,600)
Balance, March 31, 2023	156,490	1,193,945	1,350,435
Additions	-	275,519	275,519
Invoiced	-	(350,000)	(350,000)
Balance, June 30, 2023	$156,490	$1,119,464	$1,275,954

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are summarized as follows:

	June 30, 2023	March 31, 2023
Accounts payable	$2,026,312	$1,175,409
Accrued liabilities	45,318	73,890
	$2,071,630	$1,249,299

7.	LOANS PAYABLE

Loan activity consisted of the following:

	Three months ended June 30, 2023	Year ended March 31, 2023
Balance, beginning of the period	$143,331	$145,743
Repayment	(1,938)	(7,752)
Interest expense	1,335	5,340
Balance, end of the period	$142,728	$143,331

8

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

7.	LOANS PAYABLE (continued)

On June 5, 2020, the Company received a $142,400 loan from the U.S. Small Business Administration. The loan is secured by all tangible and intangible personal property of VTU, and bears interest of 3.75% per annum and requires monthly payments of $646 starting in June 2021 with a maturity of 30 years. As of June 30, 2023 $142,728 (March 31, 2023 - $143,331) remains outstanding.

8.	SHARE BASED PAYMENTS

The Company has an omnibus equity incentive plan (the “Plan”) available to employees, directors, officers, and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 25% of the Company’s issued and outstanding common shares. Each option can be exercised to acquire one Class A Subordinate Voting share (“Class A share”) of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Options to purchase Class A shares have been granted to directors, employees, and consultants as follows:

Expiry date	Weighted Average Remaining Contractual Life in Years	Exercise Price (CAD)	Outstanding
June 15, 2027	3.96	$0.80	3,800,000
September 16, 2027	4.22	1.00	865,000
November 3, 2023	0.35	0.70	1,500,000
April 28, 2028	4.83	1.65	100,000
	3.15	$0.82	6,265,000

A summary of the Company’s stock options as at June 30, 2023 and changes for the years then ended is as follows:

	Number of stock options	Weighted Average Exercise Price (CAD)
Outstanding, March 31, 2022 and 2021	-	-
Granted	7,200,000	$0.80
Exercised	(220,000)	0.77
Outstanding, March 31, 2023	6,980,000	0.80
Granted	100,000	1.65
Exercised	(815,000)	0.80
Outstanding, June 30, 2023	6,265,000	$0.82
Exercisable, June 30, 2023	5,206,667	$0.81

During the period ended June 30, 2023, 815,000 stock options were exercised at a weighted average exercise price of CAD$0.80 for the net proceeds of $482,949. The original fair value of these stock options of $259,826 was reclassified from contributed surplus to share capital upon exercise.

9

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

8.	SHARE BASED PAYMENTS (continued)

On April 28, 2023, the Company granted 100,000 stock options to a strategic consultant of the Company with an exercise price of CAD$1.65, expiring in 5 years, where 50,000 vests 6 months after the grant date and 50,000 vests 12 months after the grant date. The stock options were fair valued at $91,807 using the Black-Scholes option pricing model with the following assumptions:

Share price at grant date	CAD$1.65
Risk-free interest rate	2.97%
Expected life	5 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.92

For the period ended June 30, 2023, the Company recognized $406,905 as share-based payment for stock options regarding the revaluation of the consultant options at the period ended June 30, 2023. The fair value of stock options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Period ended June 30, 2023
Share price at grant date	CAD$0.85
Risk-free interest rate	3.00%
Expected life	5 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.49

Included in the Plan, the Company may grant RSUs to employees, directors, officers, and consultants with grants under the Plan, the RSUs can be settled at the election of the holder for Class A shares, cash, or a combination of Class A common shares and cash.

During the year ended March 31, 2023, 500,000 RSUs were granted to a director, with no exercise price or expiry date, vesting 1/3 on the first anniversary of the Listing and 1/3 each subsequent anniversary thereafter (Note 10). The RSUs were determined to be a liability instrument and were fair valued on day of grant at $309,400 based on the market price of one Class A share on the date of issuance. At June 30, 2023, the RSUs were valued at a fair value of $503,606 (March 31, 2023 - $302,537) based on the market price of one Class A share on revaluation date. The fair value will be recognized as an expense using the graded vesting method over the vesting period.

Number of RSUs
Outstanding, March 31, 2022 and 2021	-
Issued	500,000
Outstanding, March 31, 2023	500,000
Outstanding, June 30, 2023	500,000
Exercisable, June 30, 2023	166,667

10

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

9.	SIMPLE AGREEMENTS FOR FUTURE EQUITY (“SAFEs”)

SAFEs are securities which give the holder a future equity conversion right based on a floating conversion price determined by future events. SAFEs are convertible based on a deemed price per security calculated using the consideration paid or valuation determined on the occurrence of an equity financing or liquidity event (i.e., going public transaction, acquisition).

As at	June 30, 2023	March 31, 2023
Balance, beginning of the year (i)	$1,025,000	$1,000,000
Additions – SAFE for advisory services (ii)	-	25,000
Balance, end of the period	$1,025,000	$1,025,000

(i) At June 30, 2023 and March 31, 2023, the Company’s subsidiary, VLOG, has a SAFE with a face value of $1,000,000 issued to an investor for proceeds received in the subsidiary.

(ii) At March 31, 2023, the Company’s subsidiary, VLOG, has a SAFE with a face value of $25,000 issued for advisory services provided in the subsidiary.

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company’s related parties consist of the directors, executive officers, and companies controlled by them. Transactions are measured at the exchange amount, which is the amount agreed to by the parties.

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and senior officers.

During the three months ended June 30, 2023, and 2022, related party transactions were as follows:

	Three months ended
	June 30,
	2023	2022
Management salaries and benefits included in personnel expenses	$283,835	$288,436
Share-based payments (note 8)	315,485	338,465
	$599,320	$626,901

Amounts due to or from related parties, including amounts due to key management personnel, are unsecured, interest-free, and settlement generally occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Included in accounts payable and accrued liabilities at June 30, 2023 were amounts totaling $nil (March 31, 2023 - $nil) due to key management personnel. Included in due from related parties at June 30, 2023 were amounts totaling $1,018,448 (March 31, 2023 - $866,688) due from companies controlled by key management personnel, and a loan granted to one member of the management of the company.

11

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

11.	COMMITMENTS

The Company has an obligation to pay royalties to Cyberlab, LLC (“Cyberlab”) (a company controlled by a director and officer). Cyberlab shall be entitled to receive a share of the gross revenue derived from the sales, licensing, and other commercial activities involving Spatial Domain Names, pursuant to the following schedule:

-	Years 1 through 10 of the Spatial Domain Program: Cyberlab shall be entitled to retain Five Percent (5%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Five Percent (95%) to allocate between itself and other Spatial Domain Program stakeholders (e.g., registries, registrars, etc.) as it sees fit.

-	Years 11 through 14 of the Spatial Domain Program: Cyberlab shall be entitled to retain Four Percent (4%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Six Percent (96%).

-	Years 15 through 17 of the Spatial Domain Program: Cyberlab shall be entitled to retain Three Percent (3%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Seven Percent (97%).

-	Years 18 and 19 of the Spatial Domain Program: Cyberlab shall be entitled to retain Two Percent (2%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Eight Percent (98%).

-	Years 20 to 25 of the Spatial Domain Program: Cyberlab shall be entitled to retain One Percent (1%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Nine Percent (99%).

The Company is obligated to grant stock options (“Options”), deferred share units (“DSU”), or restricted stock units (“RSU”) to qualifying consultants and employees based on their respective contracts, to be determined at grant date based on the market price of the Company’s shares. As at March 31, 2023, and June 30, 2023, none of the below equity compensation has been granted.

Equity Compensation Type	Company	Equity Incentive Units
Options, RSU or DSU	Verses AI Inc.	12,566,056
Options, RSU or DSU	Verses, Inc.	2,017,208
Options, RSU or DSU	Verses Logistics Inc.	1,112,500
Options, RSU or DSU	Verses Global BV	800,000

The Company has also entered into severance agreements with executives of the Company. In the case of involuntary termination or a change in control, the executives are entitled to a monetary payment equal to 12 month’s worth of base salary, continuation for 12 months of medical and dental insurance, and immediate, accelerated vesting of all stock options, equity, and related compensation.

In addition, the Company’s annual lease payments remaining until the end of the life of the lease is $77,163 for the year ending March 31, 2024.

12.	SHARE CAPITAL

a)	Authorized common shares

Effective July 20, 2021, the Company amended its Articles to create an unlimited number of Class A Subordinate Voting Shares and unlimited number of Class B Proportionate Voting Shares. Each Class A share shall entitle the holder thereof to one vote. Each Class B share shall entitle the holder thereof to 6.25 votes and such proportionate dividends and liquidation rights. Each Class B share is convertible, at the option of the holder, into 6.25 Class A shares.

12

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

12.	SHARE CAPITAL (continued)

b)	Issued

During the period ended June 30, 2023:

-	8,536,059 warrants with an exercise price of CAD$1.00 were exercised for gross proceeds of $6,355,966.

-	65,625 warrants with an exercise price of CAD$1.20 were exercised for gross proceeds of $58,637.

-	440,038 broker warrants with an exercise price of CAD$0.80 were exercised for gross proceeds of $262,122.

-	272,988 broker warrants with an exercise price of CAD$1.00 were exercised for gross proceeds of $203,267.

-	287,166 broker warrants with an exercise price of CAD$1.20 were exercised for gross proceeds of $256,588.

-	In connection with the broker warrants exercises, the company granted 351,977 broker warrants with an exercise price of CAD$1.20 and expiry dates within 2 years of the grant date..

-	60,000 broker warrants were exercised for proceeds of $45,318. The Class A shares in connection with this exercise were issued subsequent to year end, and the proceeds received are recorded as an obligation to issue shares at June 30, 2023.

-	Proceeds from the subscription of 475,000 Special Warrants units were received in advance amounting to $735,473, (CAD$2.05 each) (note 26). The proceeds received are recorded as an obligation to issue shares at June 30, 2023.

During the year ended March 31, 2023:

-	14,907,030 units at a price of CAD$1.00 per unit pursuant to a private placement for total proceeds of $11,564,983. Each unit consists of 1 Class A share and ½ share purchase warrant (“Unit”), with each full share purchase warrant exercisable at CAD$1.20 for 1 Class A share for three years. If at any time prior to the expiry date, the volume-weighted average trading price of the Class A shares on the CBOE exceeds CAD$2.40 for a period of 10 consecutive trading days, the Company may accelerate the expiry date to the date that is 30 days following the written notice to the holders of the warrants. The warrants in the Units were fair valued at $231,302 under the residual value method.

In connection with the private placement, the Company paid finders fees of $779,180 in cash, 291,325 Units fair valued at $224,286 and 1,146,980 broker warrants fair valued at $807,214. Each broker warrant is exercisable into one Unit at a price of $1.00 per Unit until August 15, 2025. The Company also paid $43,594 in cash for other financing fees.

13

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

12.	SHARE CAPITAL (continued)

1,146,980 broker warrants were fair valued at $806,303 estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at grant date	CAD$0.98
Risk-free interest rate	3.27%
Estimate life	3 years
Expected volatility	100%
Expected dividend yield	0%
Expected forfeitures	0%

In March 2023, 225,070 stock options and broker warrants were exercised and fair valued at $176,339 based on the value of the options (Note 8) and broker warrants on the grant date per Black-Scholes. In connection with the exercises, additional 2,535 warrants were issued with an exercise price of CAD$1.20 and maturity date of March 13, 2025.

In addition, in March 2023, 142,846 stock options and broker warrants were exercised for proceeds of $83,456. The Class A shares in connection with this exercise were issued subsequent to year end.

13.	ESCROWED SECURITIES

On or before the Listing Date, the escrowed securityholders entered into the escrow agreement with the escrow agent, pursuant to which the escrowed securityholders will collectively deposit 6,380,604 Class A shares and 10,000,000 Class B shares with the escrow agent. The Company is an “established issuer” for the purposes of National Policy 46-201. Accordingly, the escrowed securities will be released from escrow in accordance with the following schedule:

-	25% of the escrowed securities have been released on Listing Date. 33% of the remaining Class A and Class B shares held in escrow was released on December 28, 2022 (⅓) and June 28, 2023 (⅓), and the remaining balance will be released on December 28, 2023 (⅓).

14

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

14.	WARRANTS

On May 19, 2023 the Company announced its plan to amend certain terms of an aggregate of 1,316,787 Class A subordinate voting share purchase warrants, which were issued as consideration to certain arm’s length finders as consideration for the introduction of certain subscribers to the Company in connection with its private placement offering of 20,000,000 special warrants at an issue price of $0.80 per Special Warrant for aggregate gross proceeds of $16,000,000, which completed in two tranches on October 21, 2021 and November 2, 2021.

Each Finder Warrant is exercisable at an issue price of $0.80 per Finder Warrant by the holder thereof into one unit of the Company (a “Finder Unit”) for a period of 24 months from the date of issuance. Each Finder Unit is comprised of one Class A Subordinate Voting Share of the Company (“Class A Share”) and one-half of one warrant to purchase one Class A Share (a “Finder Unit Warrant”), each Finder Unit Warrant entitling the holder thereof to acquire one Class A Share (a “Finder Unit Warrant Share”) at an exercise price of $1.20 per Finder Unit Warrant Share for a period of 24 months following the date of issuance.

The Company amended the Finder Warrants by changing the expiration date of the Finder Warrants from October 21, 2023 and November 2, 2023, as applicable, to August 15, 2025 (the “Expiration Amendment”).

The Company recognized share based payments expense in connection with the amendment of the Finder Warrants of $440,604, estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at modification date	CAD$ 2.1478
Risk-free interest rate	4.04%
Estimate life	2.25 years
Expected volatility	100%
Expected dividend yield	0%
Expected forfeitures	0%

Warrants outstanding as at June 30, 2023 are summarized below:

	Number of warrants	Weighted Average Exercise Price (CAD)
Balance, March 31, 2021	-	$-
Assumed from VHI	1,250,000	0.40
Issued	33,105,614	0.93
Exercised	(21,003,077)	0.80
Balance, March 31, 2022	13,352,537	1.08
Issued	12,840,943	1.03
Exercised	(5,070)	0.80
Balance, March 31, 2023	26,188,410	$0.99
Issued	351,977	1.20
Exercised	(9,601,876)	1.00
Balance, June 30, 2023	16,938,511	$0.99

15

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

14.	WARRANTS (continued)

During the year ended March 31, 2023:

On December 16, 2022, the Company amended 6,591,631 share purchase warrants issued in February 2022 (the “February Warrants”), in connection with a private placement, whereby each warrant entitled the holder to purchase one Class A share at a price of CAD$1.20 per share up to and including February 22, 2024. The Company also amended 3,909,906 share purchase warrants (the “March Warrants”, and together with the February Warrants, the “Old Warrants”) in connection with a private placement issued in March 2022, whereby each warrant entitled the holder to purchase one Class A share at a price of CAD$1.20 per share up to and including March 3, 2024.The amendments are as follows:

(i) Reduce the exercise price of the Old Warrants to CAD$1.00.

(ii) Extend the expiration date of the Old Warrants to August 15, 2025.

(iii) Add the following acceleration clause: “if at any time prior to the expiry date, the volume-weighted average trading price of the Class A shares on the CBOE exceeds CAD$2.00, for a period of 10 consecutive trading days, the Company may, at its option, accelerate the expiry date to the date that is 30 days following the written notice to the holders of the warrants”.

The Company also amended 7,599,177 share purchase warrants issued in August 2022 (“August Warrants”) in connection with a private placement, whereby each warrant entitled the holder to purchase one Class A share at a price of CAD$1.20 per share up to and including August 15, 2025.The amendments are as follows:

(i) To reduce the exercise price of the August Warrants to CAD$1.00.

(ii) To replace the existing acceleration clause in its entirety with the following acceleration clause: “if at any time prior to the expiry date, the volume-weighted average trading price of the Class A shares on the CBOE exceeds CAD$2.00, for a period of 10 consecutive trading days, the Company may, at its option, accelerate the expiry date to the date that is 30 days following the written notice to the holders of the warrants”.

Subject to receipt of written consent from each warrant holder, the Company received acceptance from the CBOE to list up to 20,718,553 warrants.

(i)	978,794 warrants were issued to consultants for services with a fair value of $371,507 recorded in consulting fees. The warrants are exercisable at CAD$0.80 into one Class A share and expire on June 13, 2024.

(ii)	7,453,515 warrants were issued in connection with the August 2022 private placement (Note 12b).

(iii)	145,662 warrants were issued as finders’ fees within a finder fee unit in connection with the August 2022 private placement (Note 12b).

(iv)	1,146,980 warrants were issued as broker warrants in connection with the August 2022 private placement (Note 12b).

(v)	2,617,839 detachable warrants were issued in connection with the convertible debenture financing (Note 14).

(vi)	495,618 warrants were issued as broker warrants in connection with the convertible debenture financing (Note 14).

(vii)	2,535 warrants were issued in connection with the exercise of the broker warrants granted for the August 2022 private placement (Note 12b).

16

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

14.	WARRANTS (continued)

As of June 30, 2023, the Company’s outstanding share purchase warrants expire as follows:

Expiry date	Weighted Average Remaining Contractual Life in Years	Exercise Price (CAD)	Outstanding
February 22, 2024	0.65	$1.20	376,865
March 3, 2024	0.68	1.20	115,937
June 13, 2024	0.96	0.80	978,794
April 3, 2025	1.76	1.20	3,153
April 20, 2025	1.81	1.20	5,250
May 25, 2025	1.90	1.20	51,090
April 15, 2026	2.79	0.40	1,250,000
June 2, 2025	1.93	1.20	31,038
June 16, 2025	1.96	1.20	27,465
August 15, 2025	2.13	1.00	14,087,069
August 15, 2025	2.13	1.20	11,850
	2.07	$0.99	16,938,511

15.	CONVERTIBLE DEBENTURES

During the year ended March 31, 2023, the Company closed a private placement of unsecured convertible debenture units of the Company (“CD Units”) at a price of CAD$1,000 per CD Unit for gross proceeds of CAD$7,504,845 (the “Private Placement”). Each CD Unit consist of: (i) CAD$1,000 principal amount unsecured convertible debentures (“Convertible Debenture”); and (ii) 350 detachable warrants (“Warrants”) to purchase Class A shares of the Company. A total of 2,617,839 detachable warrants were issued.

Each Convertible Debenture matures on the date that is 12 months from the date of issuance of the Convertible Debenture (the “Maturity Date”). On the Maturity Date, the outstanding principal amount of the Convertible Debentures (the “Principal Amount”) shall be repaid in cash. The Principal Amount shall be convertible, for no additional consideration, upon the closing of an equity financing into equity securities (as defined in the convertible debenture agreement).

The Convertible Debentures bear interest at a rate of 20% per annum from the date of issue, such interest to be paid (i) in cash, or (ii) in-kind in Equity Securities based on the Equity Financing Price. The interest will be payable in arrears on the earlier of the conversion of the Convertible Debentures and the Maturity Date. If the conversion of the Convertible Debentures occurs prior to the Maturity Date, the holder of the Convertible Debentures shall be entitled to all accrued and outstanding unpaid interest, plus an amount equal to the amount of interest that would have otherwise accrued on the Principal Amount to the Maturity Date.

In the event that the Company does not complete the Equity Financing on or before the Maturity Date, the Principal Amount and all accrued interest shall be repayable by the Company in cash.

Each Warrant is exercisable into one Class A share at a price of CAD$1.00 per share until August 15, 2025. If at any time prior to the expiry date of the Warrants (the “Expiry Date”), the volume-weighted average trading price of the Shares on the CBOE (or such other principal exchange or market where the Shares are then listed or quoted for trading) exceeds CAD$2.00, as adjusted in accordance with the terms of the certificate representing the Warrants (the “Warrant Certificates”), for a period of 10 consecutive trading days, the Company may, at its option, accelerate the Expiry Date to the date that is 30 days following the written notice to the holders of the Warrants.

17

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

15.	CONVERTIBLE DEBENTURES (continued)

All securities issued pursuant to the Private Placement, and any securities convertible thereunder, will be subject to a four month hold period from the date of issue.

The Company paid $331,265 cash in brokers fees and issued 495,618 broker warrants which were fair valued at $172,771. Each Broker Warrant will entitle the holder thereof to acquire one Class A share at an exercise price of CAD$1.00 until August 15, 2025. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

Weighted average assumptions
Share price at grant date	CAD$0.86
Risk-free interest rate	3.99%
Expected life	2.44 years
Expected volatility	100%
Expected dividends	Nil
Expected forfeiture	0%

The convertible debentures contain both a financial liability component and an equity component, being the bonus warrants which grant the holder the option to acquire an equity interest in the Company. The Company bifurcated the convertible debentures using a discounted cash flow model and recognized a financial liability of $5,447,282, representing the fair value of the liability component and the conversion feature, net of issuance costs, discounted at a rate of 22.5%. The equity component consists of the detachable warrants and was assigned a fair value of $98,048 on issuance date. Transaction costs of $11,583 were recorded against the equity component.

18

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

15.	CONVERTIBLE DEBENTURES (continued)

A reconciliation of convertible debentures is as follows:

Convertible debenture
Balance, March 31, 2022 and 2021	$-
Proceeds from issuance	5,545,330
Warrant portion of the proceeds	(98,048)
Interest payable	68,625
Accretion expense	36,626
Balance, March 31, 2023	5,552,533
Interest payable	282,510
Accretion expense	167,829
Balance, June 30, 2023	6,002,872

Issuance costs
Balance, March 31, 2022 and 2021	$-
Costs from issuance	(647,599)
Amortization	400
Balance, March 31, 2023	(647,199)
Amortization	119,530
Balance, June 30, 2023	(527,669)

Net book value, March 31, 2023	$4,905,334
Net book value, June 30, 2023	$5,475,203

Subsequent to June 30, 2023, all Convertible Debentures were converted into 4,372,648 Class A shares and 2,186,293 purchase warrants (Note 26).

16.	PREPAID EXPENSES

Prepaid expenses consisted of the following:

	June 30, 2023	March 31, 2023
Deposit	$59,535	$59,535
Retainer	87,240	22,914
Prepaid insurance	446,738	118,874
Subscriptions	1,297,416	1,241,354
Balance, end of the period	$1,890,929	$1,442,677

19

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

17.	EQUIPMENT

Cost	Equipment
Balance, March 31, 2022	$251,729

Additions	148,032
Reductions	(34,744)
Balance, March 31, 2023	365,017

Additions	49,178
Balance, June 30, 2023	$414,195

Accumulated depreciation	Equipment
Balance, March 31, 2022	19,822

Additions	120,971
Reductions	(10,616)
Balance, March 31, 2023	130,177

Additions	31,080
Balance, June 30, 2023	$161,257

Net book value, March 31, 2023	$234,840
Net book value, June 30, 2023	$252,938

18.	RIGHT-OF-USE ASSET

The Company’s right-of-use asset relates to the lease of office space. The right-of-use asset is depreciated over two years and a lease liability is measured at the present value of the lease payments unpaid at commencement date, discounted using the consolidated entity’s incremental borrowing rate of 10%.

For the period ended	June 30, 2023	March 31, 2023
Balance, beginning of the period	$109,011	$220,067
Adjustments	-	4,103
Depreciation expense	(29,730)	(115,159)
Balance, end of the period	$79,281	$109,011

20

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

19.	LEASE LIABILITY

The following table details the change in the Company’s lease liability for the periods ended June 30, 2023 and previous year.

For the period ended	June 30, 2023	March 31, 2023
Balance, beginning of the period	$108,873	$220,423
Adjustments	-	4,103
Interest expense	2,354	16,123
Lease payments	(33,935)	(131,776)
Balance, end of the period	77,292	108,873
Less: lease liability short-term	77,292	108,873
Lease liability long-term	$-	$-

20.	OTHER INCOME

Other income consisted of the following:

For the period ended	June 30, 2023	June 30, 2022
Interest earned	$32,000	$13,702
	$32,000	$13,702

21.	FINANCIAL INSTRUMENTS

As of June 30, 2023, the Company’s financial instruments consist of cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, restricted share unit liability, loans payable, lease liability, convertible debentures, and SAFE.

IFRS 13 Fair Value Measurement establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 13 prioritizes the inputs into three levels that may be used to measure fair value:

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

●	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

●	Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

The fair value of cash is measured using Level 1 inputs, the fair value of restricted share unit liability is measured using Level 2 inputs, and the fair value of SAFE is measured using level 3 inputs.

21

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

21.	FINANCIAL INSTRUMENTS (continued)

The carrying value of the Company’s other financial instruments approximate their fair values due to their short-term maturities.

There were no transfers between the levels of the fair value hierarchy during the year.

As of June 30, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$6,218,369	$-	$-	$6,218,369
Liabilities:
SAFE	$-	$-	$1,025,000	$1,025,000
Convertible Debentures	$-	$5,475,203	$-	$5,475,203

As of March 31, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$4,397,281	$-	$-	$4,397,281
Liabilities:
SAFE	-	-	$1,025,000	$1,025,000
Convertible Debentures	$-	$4,905,334	$-	$4,905,334

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The financial instrument that potentially subjects the Company to concentrations of credit risk consists principally of cash, accounts receivable, and due from related parties. To minimize the credit risk, the Company places its cash with high-quality financial institutions.

Amounts due from related parties of $1,018,448 (March 31, 2023 - $866,688) are due from companies controlled by key management personnel and as such, credit risk is assessed as low. As of June 30, 2023, management assessed that there is no need to provide a credit loss allowance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

Contractual cash flow requirements as of June 30, 2023, were as follows:

	<1 year $	1-2 years $	2-5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	2,071,628	-	-	-	2,071,628
Leases	77,163	-	-	-	77,163
SAFE	1,025,000	-	-	-	1,025,000
Loans payable	7,752	7,752	23,256	103,968	142,728
Convertible debentures	5,833,422	-	-	-	5,833,422
Total	9,014,965	7,752	23,256	103,968	9,149,941

22

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

21.	FINANCIAL INSTRUMENTS (continued)

As of June 30, 2023, the Company had working capital of $1,665,651 (March 31, 2023 - $640,853).

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets denoted in Euros and Canadian dollars, and is therefore exposed to exchange rate fluctuations. As of June 30, 2023, the Company had the equivalent of $32,589 (March 31, 2023 - $18,423) in net financial liabilities denominated in Euros and $20,886 (March 31, 2023 - $671,405) net financial liabilities denominated in Canadian dollars.

The foreign exchange risk exposure of the Company financial instruments as at June 30, 2023 is as below:

		+/- 10% fluctuation
	Currency	Increase/(decrease)
Financial Instrument Type	CAD$	$ impact
Cash	6,956,491	525,424	(525,424)
Tax receivable	333,270	25,172	(25,172)
Accrued receivables	26,250	1,983	(1,983)
Deferred Financing Costs	141,051	10,654	(10,654)
Prepaid deposits	2,197,672	165,990	(165,990)
Accounts payable and accrued liabilities	(1,766,581)	(133,430)	133,430
Restricted share unit liability	(666,774)	(50,361)	50,361
Convertible debentures	(7,249,042)	(547,520)	547,520
	(27,663)	(2,089)	2,089

		+/- 10% fluctuation
	Currency	Increase/(decrease)
Financial Instrument Type	EURO	$ impact
Cash	2,916	318	(318)
Tax receivable	1,465	160	(160)
Accounts payable and accrued liabilities	(34,230)	(3,737)	3,737
	(29,849)	(3,259)	3,259

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The interest earned on cash balances approximate fair value rates, and the Company is not at a significant risk to fluctuating interest rates. As of June 30, 2023 and 2022, the Company does not hold any liabilities that are subject to fluctuations in market interest rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

23

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

22.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of their technology. The Company considers the items in shareholders’ equity as capital. There has been no change to what the Company considers capital from the prior year. The Company does not have any externally imposed capital requirements to which it is subject to.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares, dispose of assets or adjust the amount of cash. There has been no change to how capital is managed from the prior year.

23.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30,
	2023	2022
Cash paid for interests	$1,938	$1,938
Cash received for interest	$32,000	$13,702
Cash paid for income taxes	$-	$-

24.	SEGMENTED NOTE

All of the Company’s non-current assets as of June 30, 2023 and March 31, 2023 and all of the Company’s revenue for the period ended June 30, 2023 and 2022 were in the United States.

The operating segments have been disclosed by geographical region for the three months ended June 30, 2023 and 2022 as follows:

Customers accounting for more than 10% of net revenue are as listed below:

	Three months ended
	June 30,
	2023	2022
Customer A	100%	74%
Customer B	0%	26%

	Three months ended
	June 30,
Total net (income) loss by country	2023	2022
United States	$3,480,179	$3,267,367
Canada	4,567,951	1,919,860
Netherlands	90,373	-
Total net loss	$8,138,503	$5,187,227

24

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

25.	CONTINGENT LIABILITY

On July 13, 2022, David Thomson, a former independent contractor, filed a claim against VTU, Cyberlab LLC, and two directors/officers of the Company in Los Angeles Superior Court. The claim alleges violations of various sections of the California Corporations code, breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. Plaintiff claims as much as $5,000,000 in damages, subject to proof.

On September 1, 2022, the Company filed an answer denying any wrongdoing, and also making its own counterclaim against Mr. Thomson. The cross-claims against David Thomson include: (i) misappropriation of trade secrets; (ii) breach of contract; (iii) violation of the California Computer Data Access and Fraud Act (“CDAFA”); and (iv) violation of the Economic Espionage Act, after the Company voluntarily dismissed three cross-claims (alleging violation of the Computer Fraud and Abuse Act, conversion, violation of the Stored Communications Act, respectively). The Company, for its part, seeks to recover both compensatory and punitive damages from Mr. Thomson, as well as restitution of any ill-gotten gains and an award of reasonable attorneys’ fees.

On March 30, 2023, the Motion to Compel Arbitration (“MCA”) was granted, and the two sides have been ordered by the Court to arbitration at the American Arbitration Association. The Los Angeles Superior Court lawsuit has been stayed (i.e. put on hold temporarily) as the parties have now begun arbitration. A trial date in the arbitration has been tentatively set for February 2024.

As any litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this claim or to estimate the loss, if any, which may result. Accordingly, the outcome of the claim is not yet determinable, and the extent to which an outflow of funds may be required to settle this possible obligation cannot be reliably determined.

26.	SUBSEQUENT EVENTS

On July 6, 2023, the Company closed the offering of units (the “LIFE Units”) of the Company, for gross proceeds of CAD$9,999,999 (the “LIFE Offering”), and closed the private placement of special warrants (the “Special Warrants”) of the Company, each exercisable for one unit of the Company (together with the LIFE Units, the “Units”) at no additional cost, for gross proceeds of CAD$13,556,340.

Pursuant to the LIFE Offering, a total of 4,878,048 LIFE Units were issued at a price per LIFE Unit of CAD$2.05 (the “Offering Price”) and 6,612,849 Special Warrants were sold at the Offering Price for aggregate gross proceeds of CAD$23,556,339. Each Unit consists of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one Share at an exercise price of CAD$2.55 per Share, for a period of 36 months from July 6, 2023 (the “Closing Date”).

If, at any time following the Closing Date, the daily volume weighted average trading price of the Shares on the CBOE is greater than CAD$5.55 per Share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of written notice to warrant holders of such acceleration.

25

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2023 and 2022

(Expressed in United States dollars)

26.	SUBSEQUENT EVENTS (continued)

In connection with the Offering, the Company (i) paid to the Underwriters and the Agents a cash commission equal to 7.0% of the aggregate gross proceeds raised from the Offering with such amount reduced to 2.0% in respect of certain president’s list purchasers designated by the Company (the “President’s List Purchasers”); (ii) paid to the Broker Dealers a corporate finance fee of $100,000, comprised of a cash payment; and (iii) issued to the Underwriters such number of compensation warrants (the “Broker Warrants”) as is equal to 7.0% of the aggregate number of LIFE Units sold in the Offering; and issued to the Agents such number of compensation special warrants (the “Broker Special Warrants”) as is equal to 7.0% of the aggregate number of Special Warrants sold in the Offering, provided that the number of Broker Warrants and Broker Special Warrants, as applicable, will be reduced to 2.0% in respect of sales to President’s List Purchasers. In addition, the Company (i) paid to certain finders a cash commission equal to 5.0% of the aggregate gross proceeds raised from sales to President’s List Purchasers and will issue to certain finders such number of Broker Warrants and Broker Special Warrants as is equal to 5.0% of the aggregate gross proceeds raised from sales to President’s List Purchasers under the Offering; (ii) paid to a certain finders a corporate finance fee satisfied through a cash payment and the issuance of such number of Broker Warrants and/or Broker Special Warrants as is equal to 1.0% of the aggregate number of LIFE Units and Special Warrants sold in the Offering; and (iii) issued to certain advisors 50,000 Units in connection with sales to President’s List Purchasers under the Offering.

Each Broker Special Warrant shall be exercisable for one Broker Warrant at no additional cost and will be automatically converted into (without payment of any further consideration) Broker Warrants on the date that is the earlier of: (i) the date that is three business days following the Qualification Date (defined below). Each Broker Warrant will entitle the holder to acquire one unit of the Company comprised of one Share and one-half of one Share purchase warrant (each whole warrant, a “Broker Unit Warrant”), pursuant to the terms of the broker warrant certificates. Each whole Broker Unit Warrant will entitle the holder to purchase one Share at an exercise price of CAD$2.55 at any time on or before the date which is 36 months from the Closing Date.

The Qualification Date is defined as the earlier of:

(i)	The date that is four months and one day following the Closing Date; and

(ii)	The date than is three business days following the date of the filing of a qualifying prospectus.

Subsequent to June 30, 2023, all Convertible Debentures were converted into 4,372,648 Class A shares and 2,186,293 purchase warrants.

Subsequent to June 30, 2023, the Company had the following securities exercised:

(i)	765,000 stock options for net proceeds of CAD$535,500.

(ii)	18,462 broker warrants for net proceeds of CAD$17,662. In connection with this exercise, the Company granted 2,660 warrants with an exercise price of CAD$1.20 and a maturity date of two years from the exercise date.

(iii)	506,650 warrants for net proceeds of CAD$506,650

26